UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street

Toronto, Ontario
Canada M5J 0E7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☒

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO CANADIAN IMPERIAL BANK OF COMMERCE’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282307) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2025	CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Wojtek Niebrzydowski
	Name:	Wojtek Niebrzydowski
	Title:	Vice-President, Global Term Funding, Treasury

EXHIBIT INDEX

1.1	Underwriting Agreement, dated as of July 7, 2025, among Canadian Imperial Bank of Commerce and CIBC World Markets Corp., Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities LLC

4.1	Subordinated Debt Indenture, dated as of November 5, 2024, between Canadian Imperial Bank of Commerce and The Bank of New York Mellon (included as Exhibit 4.1 to Canadian Imperial Bank of Commerce’s Form 6-K report filed with the SEC on November 5, 2024 (File No. 1-14678) and incorporated by reference herein)

4.2	Second Supplemental Indenture, dated as of July 14, 2025, among Canadian Imperial Bank of Commerce, The Bank of New York Mellon and Computershare Advantage Trust of Canada

5.1	Opinion of Willkie Farr & Gallagher LLP, U.S. counsel for Canadian Imperial Bank of Commerce

5.2	Opinion of Torys LLP, Canadian counsel for Canadian Imperial Bank of Commerce

8.1	Opinion of Willkie Farr & Gallagher LLP, U.S. tax counsel for Canadian Imperial Bank of Commerce

8.2	Opinion of Torys LLP, Canadian tax counsel for Canadian Imperial Bank of Commerce (included in Exhibit 5.2)

23.1	Consent of Willkie Farr & Gallagher LLP (included in Exhibits 5.1 and 8.1)

23.2	Consent of Torys LLP (included in Exhibit 5.2)